FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

02055323

[redacted]nation: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below
of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland.
ic pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be
of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you
ny jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PURE GOLD MINERALS INC.

12g 82-3520 SUPPL

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 27 09 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BEUKMAN

GIVEN NAMES: EUGENE

NO. / STREET / APT: 1255 WEST PENDER STREET

CITY: VANCOUVER

PROV: B.C. POSTAL CODE: V6E 2V1

BUSINESS TELEPHONE NUMBER: 604 - 687 - 2038

BUSINESS FAX NUMBER: 604 - 687 - 3141

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☒ MANITOBA ☒ SASKATCHEWAN
☐ NEWFOUNDLAND + SEC
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	589271							589271	1	
WARRANTS	23809							23809	1	
COMMON	380500	30 09 02	10		10000	.08		310500	1	
		30 09 02	10		10000	.08		360500	1	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

dw 10/10

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

02 OCT -9 AM 9:15

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): EUGENE BEUKMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 08 10 02

FROM : Securities Services 309-2579 PHONE NO. : 604 807 5658 Oct. 08 2002 11:50AM P3